                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 5)

                    Under the Securities Exchange Act of 1934


                             THE COBALT GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Shares, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   19074Q 10 3
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


      Scott A. Arenare, Esq.
Vice President and General Counsel                           John W.P. Holt
        Warburg Pincus LLC                               The Cobalt Group, Inc.
       466 Lexington Avenue                             2200 First Avenue South
     New York, New York 10017                          Seattle, Washington 98134
          (212) 878-0600                                     (206) 269-6363
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                                      Stephen D. Fisher, Esq.
Steven J. Gartner, Esq.                              Bullivant Houser Bailey PC
Willkie Farr & Gallagher                             2400 Westlake Office Tower
   787 Seventh Avenue                                    1601 Fifth Avenue
New York, NY 10019-6099                              Seattle, Washington 98101
     (212) 728-8000                                        (206) 292-8930


                                 August 15, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following: [ ]

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 19074Q 10 3                                         Page 2 of 11 Pages
---------------------                                         ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Equity Partners, L.P.               I.D. #13-3986317
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALLY                   10,512,464
OWNED BY EACH         --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                9,793,458
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            10,512,464 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            50.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 19074Q 10 3                                         Page 3 of 11 Pages
---------------------                                         ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus & Co.                               I.D. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALLY                   10,512,464
OWNED BY EACH         --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                9,793,458
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            10,512,464 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            50.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 19074Q 10 3                                         Page 4 of 11 Pages
---------------------                                         ------------------

----------- --------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg Pincus LLC (f/k/a E.M. Warburg, Pincus & Co., LLC)
                                                                I.D. #13-3536050
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           N/A
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALLY                   10,512,464
OWNED BY EACH         --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                9,793,458
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           10,512,464 (see Item 5)
---------- ---------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           50.2%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 19074Q 10 3                                         Page 5 of 11 Pages
---------------------                                         ------------------

----------- --------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           John W.P. Holt
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                         (b) [ ]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALLY                   10,512,464
OWNED BY EACH         --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                719,006
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           10,512,464 (see Item 5)
---------- ---------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           50.2%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 5 to Schedule 13D is being filed on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (together with three affiliated entities, "WPEP"), Warburg, Pincus & Co., a New York general partnership ("WP"), Warburg Pincus LLC (f/k/a E.M. Warburg, Pincus & Co., LLC), a New York limited liability company ("WP LLC" and, together with WPEP and WP, the "Warburg Pincus Reporting Entities") and John W.P. Holt ("Holt" and together with the Warburg Pincus Reporting Entities, the "Reporting Entities"). This Amendment No. 5 to Schedule 13D relates to the Common Stock of The Cobalt Group, Inc., a Washington corporation (the "Company").

     The Reporting Entities are making this single, joint filing because they constitute a "group" within the meaning of Section 13(d)(3) and Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Reporting Entities to file jointly was attached as Exhibit 12 to Amendment No. 4 to Schedule 13D as filed with the Commission on June 29, 2001.

     Capitalized terms used in this Amendment No. 5 to Schedule 13D but not otherwise defined have the meanings ascribed to them in Schedule 13D filed on July 7, 2000, as amended by Amendment No. 1 to Schedule 13D filed on November 2, 2000, Amendment No. 2 to Schedule 13D filed on April 9, 2001, Amendment No. 3 to
Schedule 13D filed on June 5, 2001 and Amendment No. 4 to Schedule 13D filed on June 29, 2001.

Item 4. Purpose of Transaction

     Item 4 is hereby amended in its entirety as follows:

     On August 15, 2001, the Company, Merger Sub, the Warburg Pincus Reporting Entities, Joseph P. Landy, Ernest Pomerantz and Holt filed Amendment No. 1 to the Rule

13e-3 Transaction Statement under Section 13(e) of the Exchange Act, a copy of which is filed as Exhibit 14 hereto.

     Except as set forth in Item 6 to Amendment No. 3 to Schedule 13D filed on June 5, 2001, none of the Reporting Entities has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     Item 5(b) is hereby amended in its entirety as follows:

     (b) As a result of a Voting Agreement (the "Voting Agreement"), dated June 2, 2001, between WPEP and Holt, each of the Warburg Pincus Reporting Entities and

Holt are deemed to be a "group" for purposes of Regulation 13D under the Exchange Act. As a result and in accordance with Rule 13d-5 under the Exchange Act ("Rule 13d-5"), the Warburg Pincus Reporting Entities are deemed to have beneficial ownership of 719,006 shares of Common Stock beneficially owned by Holt as of June 2, 2001 and Holt is deemed to have beneficial ownership of 9,793,458 shares of Common Stock beneficially owned by the Warburg Pincus Reporting Entities as of June 2, 2001. The Warburg Pincus Reporting Entities and Holt are deemed to beneficially own as a "group" (within the meaning of Section 13(d)(3) under the Exchange Act) approximately 50.2% of the outstanding shares of Common Stock (calculated in accordance with Rule 13d-3 under the Exchange Act and Rule 13d-5), based on the 20,357,472 shares of Common Stock outstanding as of June 2, 2001. Excluding options and warrants exercisable within 60 days of June 1, 2001, the Warburg Pincus Reporting Entities and Holt are deemed to beneficially own as a "group" (within the meaning of Section 13(d)(3) under the Exchange Act) approximately 48.9% of the shares of Common Stock outstanding on June 2, 2001.

     Each of the Warburg Pincus Reporting Entities has the sole power to dispose or to direct the disposition with respect to 9,793,458 shares of Common Stock. Pursuant to the Voting Agreement, each of the Warburg Pincus Reporting Entities are deemed to have shared power to vote 10,512,464 shares of Common Stock, including the 719,006 shares of Common Stock held by Holt. None of the Warburg Pincus Reporting Entities has the power to dispose or to direct the disposition of the 719,006 shares of Common Stock held by Holt.

     Holt has the sole power to dispose or to direct the disposition with respect to 719,006 shares of Common Stock. Pursuant to the Voting Agreement, Holt is deemed to have shared power to vote 10,512,464 shares of Common Stock, including the 9,793,458 shares of Common Stock held by WPEP. Holt does not have the power to dispose or to direct the disposition of the 9,793,458 shares of Common Stock held by WPEP.

Item 7. Material to be Filed as Exhibits.

     Item 7 is amended by inserting the following at the end of the list of exhibits:

     14. Amendment No. 1 to the Rule 13e-3 Transaction Statement dated August 15, 2001, filed by the Company, Merger Sub, the Warburg Pincus Reporting Entities, Joseph P. Landy, Ernest Pomerantz and Holt.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  August 15, 2001                 WARBURG, PINCUS EQUITY
                                        PARTNERS, L.P.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Gregory Back
                                            ------------------------------
                                            Gregory Back
                                            Partner


                                        WARBURG, PINCUS & CO.

                                        By: /s/ Gregory Back
                                            ------------------------------
                                            Gregory Back
                                            Partner


                                        Warburg Pincus LLC

                                        By: /s/ Gregory Back
                                            ------------------------------
                                            Gregory Back
                                            Member


                                        /s/ John W.P. Holt
                                        -----------------------------
                                        John W.P. Holt